UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated September 2, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: September 2, 2008	By: /s/ David Hottman David Hottman Chairman & CEO

PORTAL OPTIONS THREE PROPERTIES IN NEVADA

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that it has entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain / Eureka Trend in Nevada, USA.

The Golden Snow property is an advanced Carlin-type gold target comprised of 114 unpatented lode mining claims or 3.5 square miles on the Battle Mountain / Eureka Trend. The property is contiguous to the southern end of Staccato Gold’s South Eureka property. The property is contiguous to the southern end of Staccato Gold’s South Eureka property where Staccato has identified several mineralized areas and has defined a gold resource estimate at the Lookout Mountain deposit.*Additionally, eight miles north of the property lies the East Archimedes Gold Mine where Barrick Gold Corporation is currently mining a Carlin-type sediment hosted gold deposit (677,000 ounces mined, 1.1 million ounces resource/reserve, as reported by the Geological Society of Nevada 2006 Special Publication #43.)

Substantial exploration has been conducted on the property including geologic mapping, 932 soil samples and detailed ground-based gravity geophysical surveys. Based on this work, several distinct target zones have been outlined and it is interpreted that the Ratto Ridge Fault zone, which controls the mineralization on the South Eureka property, continues south onto the Golden Snow property. These target areas are well located and permitting with the U.S. Bureau of Land Management (BLM) for a Phase I drilling program is set to begin.

The Fish Project is situated within the Walker Lane Mineral Belt, Lone Mountain District, Esmeralda County, Nevada about 12 miles west of the historic mining town of Tonopah, Nevada. The project consists of 58 unpatented lode mining claims or 1.9 square miles. This drill ready project is a skarn-manto gold-silver and base metal prospect where rock chip samples returned values ranging from <0.002 opt to 0.307 oz/ton gold, <0.01 opt to 32 oz/ton silver, 0.01% to 32.8% zinc and <0.01% to 16.4% lead. Permitting with the BLM for a Phase I drilling program is well advanced.

The CPG Project, also within the Walker Lane Mineral Belt, is in Mineral County, Nevada and consists of 44 unpatented lode mining claims or 1.3 square miles. The property is 10 miles south of Kennecott’s now closed Denton-Rawhide Mine which produced 1.4 million ounces of gold and 10 million ounces of silver between 1990 and 2004. The property hosts an early stage porphyry and skarn type copper-gold-molybdenum prospect where samples returned values ranging from <0.001 opt to 0.036 oz/ton gold, <0.003 opt to 0.75 oz/ton silver, <0.005% to 13.65% copper and <0.005 % to 0.012% molybdenum.

The Walker Lane Mineral Belt, western Nevada, is highly mineralized, containing several world-class epithermal precious metals deposits, e.g. the Comstock Lode (estimated production of 8.6 million ounces of gold and 192 million ounces of silver), and Round Mountain (over 10 million ounces of gold produced since 1906), as well as porphyry copper deposits, e.g. Yerington (1.75 billion pounds of copper produced from 1953-1978 by the Anaconda Copper Company).

Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing.  Portal, through its subsidiary, Portal Resources US Inc., can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties. The vendors will retain a 3% net smelter returns royalty.

* (refer to Staccato’s technical report and gold resource estimate for the South Eureka district property dated Jan. 15, 2007, filed on SEDAR).

The content of this news release has been approved by Portal’s VP Exploration, Mr. Alex Boronowski, P.Geo, who is a "qualified person" within the meaning of National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain disclosure in this release, including management's assessment of Portal's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Portal's operation as a mineral exploration company that may cause future results or events to differ materially from those expressed or implied in such forward-looking statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, results of exploration activities, requirement of additional financing and other risks more fully described in Portal's continuous disclosure filings with Canadian securities regulators including its most recent MD&A, available at www.sedar.com.  Portal expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.